UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today issued a statement that the company believes inaccuracies that were reported in a Lehman Brothers research note dated January 30, 2006 resulted in the effect of producing volatility in the trading of Angiotech’s common stock.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: January 30, 2006

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

January 30, 2006

Angiotech Pharmaceuticals Comments on Market Movement

Research Note Inaccurate

VANCOUVER, BC, January 30, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP)

This morning Singapore based Biosensors International Group announced that “it has successfully defended against legal claims and defeated a request for an injunction request brought against it in the court in the The Hague by Vancouver, BC-based Angiotech Pharmaceuticals, Inc. and Boston Scientific Corporation” and, “The Judge ruled that Biosensors Axxion DES does not infringe the European Patent.”

In his opening comments of a research note on Conor Medsystems, Lehman Brothers Analyst Bob Hopkins commented as to “the fact that Biosensors was able to prove non-infringement with a paclitaxel stent” and stated further that, “more important, that the stent does not infringe ANPI’s recently issued 0706376 patent.”

These two announcements had the effect of producing volatility in the trading of Angiotech’s common stock.

Angiotech believes that investors should be aware the proceedings in the Netherlands were in fact a request for a preliminary injunction, and not a full trial on the merits.  Furthermore, although arguments were made as to the patent’s validity, the court noted the EPO had maintained the 0706376 patent’s validity and the court made no adverse legal conclusions or factual findings regarding the patent’s validity in the Netherlands.    A full trial on the merits of the infringement action has not yet been held, at which time a judgment on the merits of the case will be rendered.

The above commentary had the effect of misleading investors into believing that a final judgment of non-infringement had been rendered when in fact a trial on this action has yet to even begin.

Lehman Brothers has indicated that a correction will be circulated shortly.

About Angiotech Pharmaceuticals

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Chief Medical Officer

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863, Email: colleenb@wagged.com

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